[LETTERHEAD OF DECHERT LLP]

November 4, 2009

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your oral comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Build America Bond Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2009.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 116 to the Trust’s Registration Statement, which will be filed on EDGAR on or about November 6, 2009.

Prospectus

Comment 1.  Please clarify how the Build America Bond program works.  For example, please clarify whether the subsidy on the outstanding Build America Bonds expires when the Build America Bond program expires.

Response 1:  The disclosure will be revised accordingly.

Comment 2.  Please include an example of how the Treasury subsidy works.

Response 2:          The requested disclosure will be included.

Comment 3.  Please clarify the disclosure that discusses the actions that the Fund may take if the Build America Bond program is not extended.

Response 3:          The disclosure will be revised accordingly.

Comment 4.  Please tailor the disclosure entitled “Fixed-Income Securities Risk” to Build America Bonds and the current market.

Response 4:          The disclosure will be revised accordingly.

Comment 5.  Please clarify the disclosure under “Non-Correlation Risk” that refers to the diversification of the Fund, which is classified as non-diversified elsewhere in the registration statement.

Response 5:          The disclosure will be revised accordingly.

Comment 6.  Please clarify that the Underlying Index will not include Build America Bonds that quality for tax credits.

Response 6:          The disclosure will be revised accordingly.

Comment 7.  Please revise the disclosure regarding securities lending to note how the Adviser benefits from such activity.

Response 7:          The disclosure will be deleted because the Fund does not currently intend to engage in securities lending.

Comment 8.  Please revise the “Derivatives Risk” to clarify whether the Fund will be a seller of credit default swaps.

Response 8:          The disclosure regarding investments in credit default swaps will be deleted because the Fund does not currently intend to invest in credit default swaps.

*      *      *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss